EXHIBIT 12.3
NORTEL NETWORKS CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006
See Exhibit 12.1 incorporated by reference in the registration statement to which this document is an exhibit for a computation of the ratio of earnings to fixed charges for the other periods for which this ratio is presented in the prospectus included in the registration statement.

Nine months
ended September 30,
(Millions of U.S. dollars, except ratio)	2006

Earnings (loss) from operations before income taxes	$168

Add:
Minority interest	1
Equity in net loss of associated companies	6

Earnings (loss) from operations before income taxes	175

Add:
Fixed charges	304
Amortization of capitalized interest	—
Pre-tax earnings (losses) of equity investees for which charges arising from guarantees are included in fixed charges	—
Interest expense of finance subsidiaries	—
Unconsolidated subs	—
Distributed income from equity investees	—

Subtract:
Interest capitalized	—
Preference security dividend requirements of consolidated subsidiaries without fixed charges	15
Minority interest in pre-tax of subsidiaries without fixed charges	(1)
Interest expense of finance subsidiaries	—

Income (loss) as adjusted	493

Fixed charges:
Interest expense
— Long-term debt	188
— Other	55
Interest expense of finance subsidiaries	—
Interest capitalized	—
1/3 of rental expense on operating leases deemed to be representative of interest expense	40
Preference security dividend requirements of consolidated subsidiaries	15
Amortized premiums, discounts and capitalized expenses related to indebtedness	6

Fixed Charges	304

Ratio of earnings to fixed charges	1.6